UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Nutanix, Inc.

(Name of Issuer)

Class A Common Stock, $0.000025 Par Value Per Share

(Title of Class of Securities)

67059N108

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67059N108	Page __ of __

1.	Name of Reporting Person. Dheeraj Pandey
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,152,628 (1)
	6.	Shared Voting Power 8,723,472 (2)
	7.	Sole Dispositive Power 2,152,628 (1)
	8.	Shared Dispositive Power 8,723,472 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,876,100 (1)(2)(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.3% (3)(4)(5)
12.	Type of Reporting Person IN

(1)

Consists of (i) 61,628 shares of the Issuer’s Class A common stock held of record by the Reporting Person, and (ii) 2,091,000 shares of the Issuer’s Class B common stock held by the Reporting Person that are subject to outstanding options that are exercisable within 60 days of December 31, 2020. The Reporting Person has sole voting power and sole dispositive power with respect to these shares.

(2)

Consists of (i) 4,579,818 shares of the Issuer’s Class B common stock held of record by The Pandey Revocable Trust, for which the Reporting Person and the Reporting Person’s spouse serve as co-trustees, (ii) 2,467,385 shares of the Issuer’s Class B common stock held of record by the Pandey Irrevocable Descendants’ Trust for which the Reporting Person’s spouse serves as trustee, (iii) 532,615 shares of the Issuer’s Class B common stock held of record by The Pandey 2017 Irrevocable Descendant’s Trust, for which the Reporting Person and the Reporting Person’s spouse serve as co-trustees, (iv) 381,218 shares of the Issuer’s Class B common stock held of record by the Pandey 2016 Annuity Trust FBO one of Mr. Pandey’s minor children, for which the Reporting Person and the Reporting Person’s spouse serve as co-trustees, (v) 381,218 shares of the Issuer’s Class B common stock held of record by the Pandey 2016 Annuity Trust FBO one of Mr. Pandey’s minor children, for which the Reporting Person and the Reporting Person’s spouse serve as co-trustees, and (vi) 381,218 shares of the Issuer’s Class B common stock held of record by the Pandey 2016 Annuity Trust FBO one of Mr. Pandey’s minor children, for which the Reporting Person and the Reporting Person’s spouse serve as co-trustees.

(3)

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers as described in the Issuer’s Amended and Restated Certificate of Incorporation.

(4)

The percentage reported assumes the exercise of all options held by the Reporting Person that are exercisable within 60 days of December 31, 2020 and the conversion of all of the Reporting Persons’ Class B common stock into Class A common stock, resulting in a total of 10,876,100 shares of the Issuer’s Class A common stock outstanding. The percentage reported is based on the total of 204,116,654 shares of common stock (which reflects the sum of (x) 193,334,764 shares of Class A common stock, and (y) 10,781,890 shares of Class B common stock) outstanding as of December 31, 2020.

(5)

The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 10,814,472 shares of Class B common stock and 61,628 shares of Class A common stock held by the Reporting Person represent 33.6% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2019.

Item 1.

(a)	Name of Issuer:

Nutanix, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1740 Technology Drive, Suite 150, San Jose, CA 95110

Item 2.

(a)	Name of Person Filing:

Dheeraj Pandey

(b)	Address of Principal Business Office, or if None, Residence:

4524 Perdita Ln, Lutz FL 33558

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.000025 Par Value Per Share

(e)	CUSIP Number:

67059N108

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

(a)	Amount Beneficially Owned

61,628 shares of the Issuer’s Class A common stock and 10,814,472 shares of the Issuer’s Class B common stock, consisting of: (i) 61,628 shares of the Issuer’s Class A common stock held of record by the Reporting Person; (ii) 2,091,000 shares of the Issuer’s Class B common stock held by the Reporting Person that are subject to outstanding options that are exercisable within 60 days of December 31, 2020; (iii) 4,579,818 shares of the Issuer’s Class B common stock held of record by The Pandey Revocable Trust, for which the Reporting Person and the Reporting Person’s spouse serve as co-trustees; (iv) 2,467,385 shares of the Issuer’s Class B common stock held of record by the Pandey Irrevocable Descendants’ Trust for which the Reporting Person’s spouse serves as trustee; (v) 532,615 shares of the Issuer’s Class B common stock held of record by The Pandey 2017 Irrevocable Descendant’s Trust, for which the Reporting Person and the Reporting Person’s spouse serve as co-trustees; (vi) 381,218 shares of the Issuer’s Class B common stock held of record by the Pandey 2016 Annuity Trust FBO one of Mr. Pandey’s minor children, for which the Reporting Person and the Reporting Person’s spouse serve as co-trustees; and (vii) 381,218 shares of the Issuer’s Class B common stock held of record by the Pandey 2016 Annuity Trust FBO one of Mr. Pandey’s minor children, for which the Reporting Person and the Reporting Person’s spouse serve as co-trustees; and (viii) 381,218 shares of the Issuer’s Class B common stock held of record by the Pandey 2016 Annuity Trust FBO one of Mr. Pandey’s minor children, for which the Reporting Person and the Reporting Person’s spouse serve as co-trustees. The Reporting Person has sole voting power and sole dispositive power with respect to these shares.

(b)	Percent of Class:

5.3%, which is based on 10,876,100 shares held by the Reporting Person (assuming the exercise of all options held by the Reporting Person that are exercisable within 60 days of December 31, 2020 and the conversion of all of the Reporting Persons’ Class B common stock into Class A common stock) and the total of 204,116,654 shares of the Issuer’s common stock (which reflects the sum of (x) 193,334,764 shares of Class A common stock, and (y) 10,781,890 shares of Class B common stock) outstanding as of December 31, 2020. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 10,814,472 shares of the Issuer’s Class B common stock and 61,628 shares of the Issuer’s Class A common stock held by the Reporting Person represent 33.6% of the aggregate combined voting power of the Issuer’s Class A common stock and Class B common stock outstanding as of December 31, 2020.

(c)	Number of shares as to which the Reporting Person has:

i.	Sole power to vote or direct the vote:

2,152,628

ii.	Shared power to vote or to direct the vote

8,723,472

iii.	Sole power to dispose or to direct the disposition of:

2,152,628

iv.	Shared power to dispose or to direct the disposition of:

8,723,472

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

Dheeraj Pandey

By:	/s/ Dheeraj Pandey